

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2018

Jeffrey J. Parker
Chief Executive Officer
Square Chain Corporation
3609 Hammerkop Dr.
North Las Vegas, NV 89084

      **Re: Square Chain Corporation**
          **Offering Statement on Form 1-A**
          **Filed May 4, 2018**
          **File No. 024-10835**

Dear Mr. Parker:

      We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Risk Factors, page 4

1.     We note that the subscription agreement contains an exclusive forum provision and a waiver of the right to a trial by jury. Please provide a risk factor that highlights the impact of each provision on shareholder rights. Further, specifically state whether the waiver of the right to a trial by jury also applies to claims under the U.S. federal securities laws.

2.     Your bylaws indicate that shareholders may only remove directors for cause or by the affirmative vote of stockholders representing at least 66 2/3% of the outstanding stock entitled to vote thereon. Please provide a risk factor that highlights the impact of this provision on shareholder rights.

Dilution, page 26

3.     Please disclose the material dilution that purchasers in this offering will experience based on the difference between the offering price and the effective cash cost to officers and directors for shares acquired by them during the past year.  In this regard, we note that the effective cash cost of the shares of common stock that were issued to Mr. Parker on April 5, 2018, is not determinable, because you do not disclose the aggregate consideration for which the unregistered securities were issued.

Business
Our Business, page 32

4.     You state that you believe you can achieve "higher operating profits than the industry average" through your blockchain business segments.  Please provide support for this belief.

Certain Relationships and Related Party Transactions, page 45

5.     You state that no reportable transactions have occurred during the last two completed fiscal years and the current fiscal year.  We note, however, your disclosure in Note 9 to the financial statements on page F-15 that Mr. Parker executed a note to you in the amount of $73,978 on March 27, 2018.  In light of the fact that the amount of such transaction exceeded $50,000, which is the amount that is applicable to you as a Tier 1 issuer, please also disclose this information in this section of the offering circular.  Refer to Item 13(a) of Form 1-A.  Further, file the note as an exhibit to the offering statement pursuant to Item 17.6(b) of the form.

Signatures, page F-18

6.     We note that the offering statement has not been signed by the company.  Please revise. Refer to Instruction 1 to the Signatures section of Form 1-A.

General

7.     The cover page and subscription agreement state that there is no minimum offering condition.  On page 28, however, you indicate that there is such a condition.  Please reconcile.

8.     You disclose in the risk factors that you may hold or acquire cryptocurrencies for your own account.  Please disclose the digital assets that you intend to hold or acquire.  Provide a detailed description of the process and framework that you will use to determine whether any digital assets that you may hold or acquire are securities as defined in Section 2(a)(1) of the Securities Act of 1933.  Please also tell us how you intend to update your offering circular if and when you hold or acquire digital assets.

       We expect you to continually evaluate your status as an investment company under the Investment Company Act of 1940 and to take steps to maintain amounts of digital assets that are securities that would not require you to register as an investment company or to register as an investment company if your digital asset holdings that are securities exceed a permitted level.

9.    We note that you identify certain entities as your competitors throughout the offering circular.  Given the existing nature of your new business, it appears that there is no basis for characterizing such entities as your competitors.  Please revise.

10.    Please clearly disclose whether the Ethereum blockchain-based applications that you anticipate developing and acquiring will involve the creation and issuance of tokens.  In this regard, we note your statement on page 33 that "[i]n order to be fully leveraged, blockchain tokens need to be in the hands of hundreds of millions of people."  Please also provide risk factors regarding your reliance on another blockchain network for your business.  For example, disclose the risks and consequences to the company if the Ethereum blockchain were to cease to function, slow down in functionality, or fork.

11.    You disclose on pages 23 and 31 that you "expect to elect to become" a public reporting company under the Securities Exchange Act of 1934 "upon the completion of this offering," and on page 51, you state that you "will be required" to file periodic reports, proxy statements, and other information pursuant to the Exchange Act at such time.  Please tell us whether you intend to file an Exchange Act registration statement to become a reporting company under Section 12 of the Exchange Act.  Further, we note that as a Tier 1 issuer, you will not be subject to the periodic and current reporting requirements under Rule 257(b) of Regulation A.  Therefore, please revise to remove any indication that you otherwise "will be required to publicly report on an ongoing basis" under Regulation A.

12.    We note that you have no assets and your operations appear to have been primarily organizational since you discontinued previous operations as of March 5, 2018.  As such, it appears that you may be a shell company pursuant to Rule 405 of the Securities Act.  Please disclose your shell company status on the offering circular cover page and add a risk factor that highlights the consequences of shell company status, or advise.  Discuss the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact of the unavailability of Rule 144 on your ability to attract additional capital.  Furthermore, your discussion of the general uses of blockchain is not consistent with your current activities and business plans.  Please focus your discussion on your plans, the costs of implementing them, and the challenges that you may face rather than on the possible uses of blockchain technology.

13.    Your references to Rule 251(d)(2)(i)(C) of Regulation A on the cover page and in Section 4 of the subscription agreement indicate that you are pursuing a Tier 2 offering.  We note, however, that your offering statement in Part I of the form indicates that you are pursuing a Tier 1 offering.  Please reconcile, and to the extent you are not pursuing a Tier 2 offering, revise to remove any suggestion to the contrary.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Division of Corporation Finance
Office of Information Technologies
and Services

cc:     John E. Lux, Esq.